 EXHIBIT 1.1
 SUPPLEMENTAL INFORMATION
 PRINCIPAL FINANCIAL STATEMENTS IN US GAAP
 THE FOLLOWING INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP, IS PROVIDED FOR THE CONVENIENCE OF US SHAREHOLDERS.

                              UNAUDITED CONSOLIDATED BALANCE SHEETS
                                  (IN THOUSANDS OF US DOLLARS)

                                                                                                    MARCH 31,         SEPTEMBER 30,
                                                                                                      2001               2000
                                                                                                 ---------------    ---------------
 ASSETS
     Current Assets:
       Cash and cash equivalents                                                                       $ 77,034          $ 113,671
       Accounts receivable, net                                                                          38,025             44,877
       Inventories                                                                                       21,082             22,230
       Prepaid expense and other assets                                                                  15,794             12,982
                                                                                                 ---------------    ---------------
           Total current assets                                                                         151,935            193,760
                                                                                                 ---------------    ---------------

     Property, equipment, furniture and fixtures, net                                                   122,494            118,677

     Intangible assets, net                                                                             474,474            493,474
                                                                                                 ---------------    ---------------
           Total assets                                                                               $ 748,903          $ 805,911
                                                                                                 ===============    ===============

 LIABILITIES
     Current Liabilities:
       Accounts payable                                                                                $ 12,702           $ 13,305
       Accrued and other liabilities                                                                     20,376             45,774
       Current installments of long-term debt                                                            21,174             47,146
       Current installments of obligation under capital leases                                              385                525
       Income taxes                                                                                       7,299              3,567
       Deferred consideration                                                                                 -              7,000
                                                                                                 ---------------    ---------------
           Total current liabilities                                                                     61,936            117,317
                                                                                                 ---------------    ---------------

     Other Liabilities:
       Long-term debt, excluding current installments                                                   213,944            219,575
       Long-term obligations under capital leases, excluding current installments                           274                445
       Deferred income taxes                                                                             17,751             14,366
       Other non-current liabilities                                                                      8,277              9,763

                                                                                                 ---------------    ---------------
           Total liabilities                                                                            302,182            361,466
                                                                                                 ---------------    ---------------

     Minority interest                                                                                      279                176

 SHAREHOLDERS' EQUITY
     Ordinary shares, par value L0.10 per share; 250,000,000 (September 30,
       2000; 250,000,000) shares authorized, 162,007,478 shares issued and outstanding at March 31, 2001, and 158,965,206
       issued and outstanding at September 30, 2000                                                      25,938             25,498
     Additional paid-in capital                                                                         410,118            399,656
     Retained earnings                                                                                   41,936             42,568
     Treasury stock                                                                                     (11,476)           (11,950)
     Accumulated other comprehensive loss                                                               (20,074)           (11,503)
                                                                                                 ---------------    ---------------
           Total shareholders' equity                                                                   446,442            444,269
                                                                                                 ---------------    ---------------
           Total liabilities and shareholders' equity                                                 $ 748,903          $ 805,911
                                                                                                 ===============    ===============

             UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION
           (In thousands of US dollars, except per share data)

                                                                     THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                         MARCH 31,                            MARCH 31,
                                                                 2001               2000               2001               2000
                                                             -------------      -------------      -------------      -------------
 REVENUES
      Product revenue                                        $      45,052      $      17,673      $      86,009      $      37,640
      Service revenue                                               19,058             15,878             38,900             31,072
                                                             -------------      -------------      -------------      -------------
        Total revenues                                              64,110             33,551            124,909             68,712
                                                             -------------      -------------      -------------      -------------

 OPERATING  EXPENSES
    Cost of sales                                                   20,536             14,845             41,620             32,137
    Selling, general and administrative                             23,987              4,365             42,016              9,327
    Research and development                                         2,605              3,137              5,222              5,511
    Depreciation                                                     2,170              1,735              4,173              3,315
    Amortization                                                     6,884                570             13,169              1,131
                                                             -------------      -------------      -------------      -------------
        Total operating expenses                                    56,182             24,652            106,200             51,421
                                                             -------------      -------------      -------------      -------------

 OPERATING INCOME                                                    7,928              8,899             18,709             17,291
                                                             -------------      -------------      -------------      -------------

 OTHER INCOME (EXPENSE)
    Interest income                                                  1,112              1,198              2,839              1,201
    Interest expense                                                (6,446)              (590)           (14,017)            (1,042)
                                                             -------------      -------------      -------------      -------------
      Total other income (expense)                                  (5,334)               608            (11,178)               159
                                                             -------------      -------------      -------------      -------------

 INCOME BEFORE TAXES & MINORITY INTEREST                             2,594              9,507              7,531             17,450
                                                             -------------      -------------      -------------      -------------
 Provision for income taxes                                          2,344              2,251              4,891              4,931

 Minority interest in earnings of subsidiaries                          52                 32                109                 63

                                                             -------------      -------------      -------------      -------------
 NET INCOME                                                  $         198      $       7,224      $       2,531      $      12,456
                                                             =============      =============      =============      =============

 NET INCOME PER ORDINARY SHARE:
    Basic                                                    $       0.001      $       0.059      $       0.016      $       0.103
                                                             =============      =============      =============      =============
    Diluted                                                  $       0.001      $       0.059      $       0.016      $       0.103
                                                             =============      =============      =============      =============

 NET INCOME PER ADS:
    Basic                                                    $       0.005      $       0.235      $       0.064      $       0.413
                                                             =============      =============      =============      =============
    Diluted                                                  $       0.005      $       0.235      $       0.063      $       0.412
                                                             =============      =============      =============      =============

 WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
    Basic                                                      156,987,118        122,344,171        156,895,052        120,540,888
                                                             =============      =============      =============      =============
    Diluted                                                    159,961,194        122,731,332        160,484,918        120,975,407
                                                             =============      =============      =============      =============
 WEIGHTED AVERAGE EQUIVALENT ADSs OUTSTANDING:
    Basic                                                       39,246,780         30,586,043         39,223,763         30,135,222
                                                             =============      =============      =============      =============
    Diluted                                                     39,990,299         30,682,833         40,121,230         30,243,852
                                                             =============      =============      =============      =============

           UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                          (In thousands of US dollars)


                                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                              MARCH 31,                          MARCH 31,
                                                                       2001              2000              2001             2000
                                                                     --------          --------          --------          --------
NET INCOME                                                           $    198          $  7,224          $  2,531          $ 12,456
                                                                     --------          --------          --------          --------

   Other comprehensive income:
     Foreign currency translation adjustment                          (15,473)           (3,244)           (8,571)           (3,709)
                                                                     --------          --------          --------          --------
       Other comprehensive income (loss)                              (15,473)           (3,244)           (8,571)           (3,709)
                                                                     --------          --------          --------          --------
COMPREHENSIVE INCOME                                                 $(15,275)         $  3,980          $ (6,040)         $  8,747
                                                                     ========          ========          ========          ========

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)

                                                                                                             SIX MONTHS ENDED
                                                                                                                 MARCH 31,
                                                                                                          2001              2000
                                                                                                        ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                                                       $   2,531         $  12,456
       Adjustments to reconcile net income to net cash provided by operating activities
                 Depreciation                                                                               4,173             3,315
                 Amortization of intangibles                                                               13,170             1,131
                 Loss/(gain) on sale of assets                                                                 20               (19)
                 Amortization of government grants                                                         (1,486)           (1,876)
                 Stock compensation expense                                                                 4,469               746
                 Minority interest                                                                            109                63
                 Changes in assets and liabilities:
                    Decrease (increase) in accounts receivable, prepaid expense
                        and other assets                                                                    5,397            (4,338)
                    Decrease (increase) in inventories                                                      1,148            (2,659)
                    Increase (decrease) in accounts payable, accrued liabilities
                        and other liabilities                                                              (7,393)            2,151
                 Income taxes                                                                               5,760             2,684
                 Foreign exchange gain (loss)                                                                 684              (412)
                                                                                                        ---------         ---------
                    Net cash provided by operating activities                                              28,582            13,242
                                                                                                        ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of fixed assets                                                                           (10,599)          (15,148)
       Proceeds from sale of intangible assets                                                                309                49
       Deferred consideration and acquisition costs                                                       (25,614)           (3,002)
                                                                                                        ---------         ---------
            Net cash used in investing activities                                                         (35,904)          (18,101)
                                                                                                        ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Long-term debt repayments, net                                                                     (31,603)           (2,891)
       Payments under capital leases                                                                         (311)             (223)
       Proceeds from share capital issue                                                                    6,907            59,304
       Cash dividends paid                                                                                 (3,163)           (2,266)
       Government grants received                                                                            --               1,802
                                                                                                        ---------         ---------
            Net cash (used in) provided by financing activities                                           (28,170)           55,726
                                                                                                        ---------         ---------

Net (decrease) increase in cash and cash equivalents                                                      (35,492)           50,867
       Cash and cash equivalents, beginning of period                                                     113,671            10,459
       Foreign exchange adjustment on cash and cash equivalents                                            (1,145)             (327)
                                                                                                        ---------         ---------
       Cash and cash equivalents, end of period                                                         $  77,034         $  60,999
                                                                                                        =========         =========